August 1, 2008

VIA:
U.S. Mail and
Fax: (202) 772-9366

Division of Corporation Finance
United States Securities and Exchange Commission
Attn:	Russell Mancuso, Branch Chief and
Jay Mumford
100 F Street N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Hydrogen Engine Center, Inc.
Registration Statement on Form S-1
File No. 333-151046

Dear Mr. Mancuso, Mr. Mumford, et al:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hydrogen Engine Center, Inc. (the “Company”) hereby requests that the effectiveness of the above captioned Registration Statement be accelerated to 4:00 p.m., Eastern Daylight Time, on August 5, 2008, or as soon thereafter as practicable.

We were notified by telephone call from Julie Sherman on July 30, 2008 that the Division has no further comments on the Company’s amended report on Form 10-KSB/A for the year ended December 31, 2007 or the Company’s amended report on Form 10-Q/A for the quarter ended March 31, 2008.

The Company hereby acknowledges the following:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Division of Corporation Finance
United States Securities and Exchange Commission
August 1, 2008

(iii)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Beverly Evans of Davis, Brown, Koehn, Shors & Roberts, P.C. at (515) 288-2500 or by fax at (515) 243-0654 with any questions or comments regarding any of the foregoing.

Very truly yours,

HYDROGEN ENGINE CENTER, INC. Sandra M. Batt Chief Financial Officer